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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-71197

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/13/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 22V SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 ROCKAWAY AVENUE
(No. and Street)

GARDEN CITY	NY	11530
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith & Brown, PC
(Name – if individual, state last, first, and middle name)

506 Carnegie Ctr., Ste 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal Griffin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 22V SECURITIES LLC _____, as of 12/31 _____, 2 024 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

Signature:

Title:
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

22V SECURITIES LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

As of December 31, 2024

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

22V SECURITIES LLC
AS OF DECEMBER 31, 2024

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 5


ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
22V Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 22V Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company for the period from August 13, 2024 (commencement of operations) to December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2024.

New York, New York
May 7, 2025

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

22V SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash	$	699,747
Accounts receivable		2,476,446
Prepaid expenses		3,076
TOTAL ASSETS		3,179,269

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable		26,986
Due to affiliate		2,815,554
TOTAL LIABILITIES		2,842,540
MEMBERS' EQUITY		336,729
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,179,269

See accompanying notes to financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

22V Securities LLC (the "Company" or "22V Securities") was formed as a limited liability company in Delaware on August 4, 2022. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company commenced operations on August 13, 2024.

The Company's operations consist of three lines of business: commission sharing, private placements of securities, and research production and distribution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash receipts and disbursements are recorded when received or paid, but related revenues and expenses are recognized in the period to which they relate under the accrual basis of accounting.

Revenue and Expense Recognition

Significant Judgements

Revenue from contracts with customers includes commission sharing arrangements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Sharing Revenue

22V Securities LLC is a non-carrying broker dealer that receives commission income generated from introducing customers to LPS Capital LLC ("LPS Capital"). The Company maintains a commission sharing agreement with LPS Capital in which the Company's clients purchase and sell equity securities and derivative contracts through LPS Capital. An agency commission is added to the trade on a per share/contract basis, and commission revenue is shared between the Company and LPS Capital. The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis. It is important to highlight that the Company does not have any soft dollar arrangements other than allowable commission sharing arrangements pursuant to 28(e) of the Securities Act and the Company does not hold customer funds. Pursuant to ASC 606, the Company records rebates and commission sharing revenue on a net basis.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balance as of the period ended December 31, 2024 was $2,476,446. As of December 31, 2024, the Company evaluated the credit quality of these assets and has determined that the risk of credit loss is minimal. As such, no allowance for credit loses was recorded as of December 31, 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of December 31, 2024 and August 13, 2024, the contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2024 and August 13, 2024, the contract liabilities balances were $0.

Income Taxes
The Company is organized as a limited liability company that is treated as a partnership for tax purposes. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal taxes has been reflected in the accompanying financial statement.

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Act of 1934 ("SEA") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $1,446,700 which was $1,091,382 in excess of its required net capital of $355,318. The Company's percentage of aggregate indebtedness to net capital was 196.48%.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

The Company maintains principally all cash balances in two financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company's financial condition, result of operations, and cash flows.

NOTE 5 – RELATED PARTY TRANSACTIONS:

During the period from August 13, 2024 (commencement of operations) to December 31, 2024, the Company had an expense sharing agreement in place with its affiliate, 22V Research LLC ("22V Research"). The agreement permits the use of a portion of 22V Research's office space in exchange for reimbursement by the Company for a portion of the rent, as well as reimbursement for salaries and resources used by 22V Securities.

During the period from August 13, 2024 (commencement of operations) to December 31, 2024, the Company had a research services agreement in place with its affiliate, 22V Research. Per the terms of the agreement, 22V Research can provide securities research services consisting of analysis, insights, and views on general market trends and economic conditions in exchange for a fee.

NOTE 5 – RELATED PARTY TRANSACTIONS (CONTINUED):

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

Accounting Standards Updated 2023-07 - In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07 - Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures, which improves reportable segment disclosure requirement, primarily through enhanced disclosure about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. See Note 9 - *Segment Reporting.* The Company adopted this as of December 31, 2024, resulting in a dedicated segment reporting footnote with the requisite disclosures (see Note 9 - *Segment Reporting*).

NOTE 7 – GUARANTEES:

FASB ASC 460, *Guarantees* , requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2024, or during the period then ended.

NOTE 8 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024, or during the period then ended.

NOTE 9 - SEGMENT REPORTING:

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 19), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100 percent of its total revenues from a single external customer in 2024.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statement. An equity distribution of $212,500 was made on March 31, 2025. The evaluation was performed through the date the financial statement was available to be issued.